

10025786

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden Hours per response.........................12.00	

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 44347

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
             MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINSLOW, EVANS & CROCKER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 FEDERAL STREET
                              (No. and Street)

BOSTON   MA   02110
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALONEY   617-896-3531
                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
           (Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**



OATH OR AFFIRMATION

I, ROBERT MALONEY _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

WINSLOW, EVANS & CROCKER, INC. _____ , as of

DECEMBER 31 _____ , 20 09 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

PRESIDENT

Signature

Title

Notary Public

IRINA KLEBANOV
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires June 21, 2013

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.

☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☒ (m) A copy of the SIPC Supplemental Report.

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WINSLOW, EVANS & CROCKER, INC.

AND SUBSIDIARY

FINANCIAL STATEMENTS

DECEMBER 31, 2009

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

We have audited the accompanying consolidated statement of financial condition of Winslow, Evans & Crocker, Inc. and Subsidiary (the Company) as of December 31, 2009 and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Winslow, Evans & Crocker, Inc., and Subsidiary at December 31, 2009 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Norwood, Massachusetts
January 28, 2010

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 239,214	$ -	$ 239,214
Receivable from broker-dealers and clearing organizations	316,766	444	317,210
Receivable from non-customers	33,936	94,179	128,115
Securities owned:			
Marketable securities, trading, at market value	963,502	-	963,502
Marketable securities, available for sale, at market value	59,159	-	59,159
Not readily marketable equity securities, at estimated fair value	-	759	759
Property and equipment, at cost, less			
accumulated depreciation of $425,758	-	66,460	66,460
Other assets	-	186,825	186,825
	$ 1,612,577	$ 348,667	$ 1,961,244

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

LIABILITIES AND STOCKHOLDERS' EQUITY

	A.I. Liabilities	Non A.I. Liabilities	Total
Liabilities:			
Payable to broker-dealers and clearing organizations	$ 3,865	$ 2	$ 3,867
Securities sold, not yet purchased, at market value	-	164	164
Income taxes payable	456	-	456
Accounts payable, accrued expenses, and other liabilities	573,157	40,000	613,157
	577,478	40,166	617,644
Stockholders' equity:			
Common stock, no par value, 200,000 shares authorized, 20,202 shares issued and 18,762 shares outstanding	1,309		1,309
Additional paid-in capital	900,977		900,977
Unrealized gain on securities available for sale	261		261
Retained earnings	501,579		501,579
Less 1,440 shares of common stock in treasury, at cost	(60,526)		(60,526)
Total stockholders' equity	1,343,600	-	1,343,600
	$ 1,921,078	$ 40,166	$ 1,961,244

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF INCOME
For the Year Ended December 31, 2009

Revenues:	
Commissions	$ 7,549,503
Revenue from sale of investment company shares	1,558,308
Investment advisory fees	1,752,597
Principal transactions	353,024
Investment banking	52,263
Other income	538,630
	11,804,325
Expenses:	
Employee compensation and benefits	8,936,020
Communications and data processing	289,055
Interest	7,415
Occupancy	648,193
Other expenses	1,476,945
	11,357,628
Net income before income taxes	446,697
Provision for income taxes	219,715
Net income	226,982
Other comprehensive income (loss)	
Unrealized gain (loss)	6,318
Comprehensive income	$ 233,300

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Unrealized Gain (Loss) on Securities Available for Sale	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2009	$ 1,309	$ 900,977	$ (49,363)	$317,903	$ (60,526)	$ 1,110,300
Net income				226,982		226,982
Change in unrealized gain (loss) on securities available for sale			6,318			6,318
Transfer of securities to trading			43,306	(43,306)		-
Balance at December 31, 2009	$ 1,309	$ 900,977	$ 261	$501,579	$ (60,526)	$ 1,343,600

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2009

Subordinated borrowings at January 1, 2009	$ 200,000
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payments of subordinated notes	200,000
Subordinated borrowings at December 31, 2009	$ -

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 233,300
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	33,345
(Increase) decrease in operating assets:	
Increase in receivable from broker-dealers	(98,100)
Increase in receivable from non-customers	(44,025)
Decrease in marketable securities	245,333
Increase in other assets	(87,236)
(Decrease) increase in operating liabilities:	
Increase in payable to broker-dealers and clearing organizations	2,354
Increase in securities sold, not yet purchased, at market value	58
Decrease in income taxes payable	(188,280)
Increase in accounts payable, accrued expenses, and other liabilities	124,274
Total adjustments	(12,277)
Net cash from operating activities	221,023
Cash flows from investing activities:	
Purchase of property and equipment	(17,850)
Cash flows from financing activities:	
Repayment of subordinated borrowings	(200,000)
Increase in cash	3,173
Cash at January 1, 2009	236,040
Cash at December 31, 2009	$ 239,213
Cash paid during the year for:	
Interest	$7,415
Income taxes	$452,508

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

The Subsidiary is engaged in the sale of life insurance products. It has an insurance license issued by the Commonwealth of Massachusetts. The Subsidiary is also a Massachusetts corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and it's wholly-owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses. All material intercompany balances and transactions are eliminated in consolidation.

Securities Transactions and Revenue Recognition

The Company's customers' securities transactions are recorded on the settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

The Subsidiary earns commissions from the sale of insurance policies. Commission revenue is recognized as commissions are received.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method.

At December 31, 2009, marketable securities classified as trading had gross unrealized gains of $33,729 and gross unrealized losses of $53.

Marketable securities classified as available for sale had unrealized gains of $8,763 and unrealized losses of $2,445. This net gain was reflected as a component of other comprehensive income. Marketable securities classified as available for sale had realized losses of $46,518.

Depreciation
Depreciation is provided for on the accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement, or the term of the lease.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising
The Company expenses advertising and promotion costs as incurred.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $955,691 which was $855,691 in excess of its required net capital of $100,000. The Company's net capital ratio was .60 to 1.

NOTE 4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with another clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (Continued)

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC).

NOTE 5 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan, which covers substantially all employees who meet minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. For the year ending December 31, 2009, the Company's matching contribution amounted to $31,273.

NOTE 6 – INCOME TAXES

Income tax expense consisted of the following:

Federal	$166,321
State	53,394
Income tax expense	$219,715

NOTE 7 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2009, consist of the following:

Cash in various accounts held at clearing brokers	$ 230,630
Commissions receivable	86,580
	$ 317,210

NOTE 8 – PROPERTY AND EQUIPMENT

As of December 31, 2009 major classes of property and equipment consisted of the following:

Computer equipment	$ 195,115
Furniture and fixtures	259,135
Leasehold Improvements	37,968
	492,218
Less: Accumulated depreciation	425,758
	$ 66,460

Depreciation expense for 2009 was $33,345.

NOTE 9 – LONG TERM LEASES

The Company leases office space at the rate of $50,854 per month. The leases expire between January 2010 and January 2015. The leases also have clauses for excess operating expenses charges. Rent expense for 2009 was $644,807.

Future minimum lease payments for non-cancelable operating leases at December 31, 2009 are as follows…

Year ended
December 31,

2010	$ 611,763
2011	568,603
2012	565,821
2013	557,365
2014	509,796
	$ 2,813,348

WINSLOW, EVANS & CROCKER, INC.

AND SUBSIDIARY

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2009

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

We have audited the accompanying consolidated financial statements of Winslow, Evans & Crocker, Inc. and Subsidiary as of and for the year ended December 31, 2009, and have issued our report thereon dated January 28, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norwood, Massachusetts
January 28, 2010

SCHEDULE I
WINSLOW, EVANS & CROCKER, INC., AND SUBSIDIARY
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

Aggregate indebtedness:

Payable to broker-dealers and clearing organizations	$	3,865
Income taxes payable		456
Accounts payable, accrued expenses and other liabilities		573,157
Total aggregate indebtedness	$	577,478

Net capital:

Common stock	$	1,309
Additional paid-in capital		900,977
Retained earnings		501,840
Treasury stock		(60,526)
		1,343,600

Adjustments to net capital:

Property and equipment		(66,460)
Other non allowable assets		(282,207)
Haircuts		(39,242)
Net capital, as defined	$	955,691

Net capital requirement		100,000
Net capital in excess of requirements	$	855,691
Ratio of aggregate indebtedness to net capital		.60 to 1

Reconciliation with the Company's computation
(included in Part II of Form X-17A-5) as of December 31, 2009

Net capital, as reported in the Company's Part II A (unaudited)

Focus Report	$	941,624
Net audit adjustments		59,707
Increase in non-allowables and haircuts		(45,640)
Net capital per above	$	955,691

SCHEDULE II

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on Internal
Control Required by Rule 17a-5**

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

In planning and performing our audit of the financial statements of Winslow, Evans & Crocker, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 28, 2010

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

In accordance with rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the nine month period ending December 31, 2009, which were agreed to by Winslow, Evans & Crocker, Inc. and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T), management is responsible for the compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009, to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
January 28, 2010

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

Payment Date	To Whom Paid	Amount
12/31/2008	SIPC	$ 150.00
07/29/2009	SIPC	$ 5,386.00
02/09/2010	SIPC	$ 10,169.00

focused.
experienced.
responsive.

WALL STREET STRATEGIES, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

